UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RELEVANT FACT

Santiago, May 23, 2007

Mr.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449, 12th Floor

PRESENT

Re:  Lan Airlines S.A.

    Securities Registration N° 306.

To Whom It May Concern:

We hereby inform you of the following relevant fact, pursuant to Article 9 and second paragraph of Article 10 of Law No 18.045 in the Norma de Caracter General No. 30 and Circular No. 1375, both of this Superintendence.

On the date hereof, the issuance of 1,574,132 newly issued ADRs representing 7,870,660 shares of the Company was completed, which ADRs were placed in their entirety by Merrill Lynch & Co. among foreign investors, pursuant to an Underwriting Agreement dated as of May 18, 2007 between Merrill Lynch & Co. and the Company (the “Underwriting Agreement”).

Of the 7,870,660 shares, 6,184,130 shares correspond to shares acquired through the book auction (subasta de un libro de órdenes) placement process in the Santiago Stock Exchange on May 18, 2007. The remaining 1,686,530 shares correspond to additional shares placed by Merrill Lynch & Co. among foreign investors through the exercise of an option to purchase provided under the Underwriting Agreement.

The price of the offering of the 7,870,660 shares of the Company that were designated to the ADR facility was Ch$8,401 per share.

With no further matters, yours sincerely,

Alejandro de la Fuente G.

Chief Financial Officer

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago, Bolsa de Valores Bolsa Electrónica de Chile, Bolsa de Valores Bolsa de Corredores de Valparaíso , Bolsa de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic Alejandro de la Fuente Goic Chief Financial Officer